Dodge & Cox  /  Investment Managers  /  San Francisco
Iceland
27%
Other
1%
Scandinavia
40%
Luxembourg
8%
UK
24%
Investment Thesis
Diversified Asset Base and Good Asset Quality
Revenues are diversified by country and by product. Recent acquisitions have improved the quality and diversification of the loan portfolio.
Several Discrete, Saleable Assets
KAUP purchased FIH for ~$1.2bn in 2004 and Singer & Friedlander for ~$963mm in 2005. In the
event of financial distress, we believe that KAUP could sell one or more of these discrete franchises to generate liquidity.
Sovereign Backstop May Exist
As the largest bank in Iceland with approximately 25% market share of domestic lending and deposits,  we believe KAUP may receive financial assistance from the central bank in a financial crisis.
Risks*
Heavy Reliance on Capital Markets
With only 35% of KAUP’s funding provided by deposits at the end of 1Q07, KAUP is exposed to market liquidity conditions.
Potential for Recession in Iceland
Though diversified, KAUP’s loan portfolio has significant exposure to major Icelandic corporations. A recession would likely lead to lower revenues (slowdown in deal flow) as well as declining asset quality (increase in NPLs).
Volatile Trading Revenues
A large portion of historical earnings have come from realized equity gains. Future market conditions may not yield such favorable results.
as of July 2007
Company Profile
Portfolio Holding
Debt Statistics / Financial Ratios
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prospectus carefully before investing.
Kaupthing Bank hf (KAUP)
1Q07 Operating Income
by Country
• Large Nordic Bank
– Headquartered in
Iceland, KAUP provides a mix of retail,
corporate and investment banking as well as asset
management in all the Nordic countries and the
UK. The 8
t
h
largest Nordic bank and the largest
bank in Iceland, KAUP has grown dramatically
through recent acquisitions, notably FIH
(Denmark) in 2004 and Singer & Friedlander
(UK) in 2005.
• Recent Volatility
– Iceland and the Icelandic
banks came under heightened scrutiny and
market pressure after Fitch downgraded its
outlook on Iceland in February 2006, citing
macro-economic risks.
Current Holding:  0.80% as of 3/31/07
Description:       7.125% Notes due 5/19/16
(+xxxbps)
Ratings: A1/NR/A-
(Moody’s/S&P/Fitch)
USD
(billions, except ratios) 2004 2005 2006 2006
Assets 1,554 2,541 4,055 56.3
Equity 149 194 323 4.5
Borrowings 1,154 1,739 3,024 39.7
Loans 969 1,659 2,616 33.3
LLP/Loans 1.69% 0.98% 1.00% 1.00%
Tier I  ratio 11.50% 9.40% 10.50% 10.50%
ISK
Client’s name